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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SHANGHAI CENTURY ACQUISITION CORPORATION
(Name of Issuer)
Common Stock, par value $.0005 per share
(Title of Class of Securities)
G80637104
(CUSIP Number)
October 5, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G80637104

1	NAMES OF REPORTING PERSONS: Sapling, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,376,862

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,376,862

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,376,862

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G80637104

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		545,638

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		545,638

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	545,638

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

SCHEDULE 13G/A
     This Amendment No. 1 to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”), relating to shares of common stock of Shanghai Century Acquisition Corporation, a Cayman Islands blank check company (the “Issuer”), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling and Fir Tree, Inc., a New York corporation (“Fir Tree”), is the investment manager of both Sapling and Fir Tree Recovery.
This Amendment No. 1 to Schedule 13G is being filed to amend and restate Item 2(e), Item 4 and Item 10. The Schedule 13G is hereby amended as follows:

Item 2(e)	CUSIP Number.

G80637104

Item 4	Ownership.

(a) Sapling and Fir Tree Recovery are the beneficial owners of 1,922,500 shares of Common Stock.

(b) Sapling and Fir Tree Recovery are the beneficial owners of 11.0% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 17,500,000 the number of shares of Common Stock issued and outstanding as of June, 30 2006, as reported in the Issuer’s 10Q filed on August 14, 2006.

(c) Sapling may direct the vote and disposition of the 1,376,862 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 545,638 shares of Common Stock.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2006

SAPLING, LLC

	By:	FIR TREE, INC., its Manager

		By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

FIR TREE RECOVERY MASTER FUND, L.P.

	By:	FIR TREE, INC., its Manager

		By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

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